Exhibit 99.6

NOMINEE HOLDER CERTIFICATION

CAPITAL PRODUCT PARTNERS L.P.

The undersigned, a bank, broker or other nominee holder of non-transferable rights (the “Rights”) to purchase common units representing limited partnership interests (the “Common Units”), in Capital Product Partners L.P., a master limited partnership organized under the laws of the Marshall Islands (the “Partnership”), pursuant to the rights offering (the “Rights Offering”) described and provided for in the Partnership’s prospectus supplement, dated November 27, 2023 (together with the accompanying base prospectus, dated September 29, 2023, the “Prospectus”), hereby certifies to Computershare Trust Company, N.A., as subscription agent for the Rights Offering, that the undersigned has exercised, on behalf of the beneficial owners thereof (which may include the undersigned), the number of Rights specified below:

	Number of Common Units owned on the Record Date	Rights Exercised
1
2
3
4
5
6
7
8
9
10

Provide the following information if applicable:
Depository Trust Company (“DTC”) Participant Number

[NAME OF NOMINEE]

By:

Name:

Title:

DTC Basic Subscription Confirmation Number(s)